July 20, 2011

Ms. Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed July 7, 2011

File No. 333-166494

Dear Ms. Murphy:

Digagogo Ventures Corporation, a Delaware corporation (the “Company”), has received and reviewed your letter of July 15, 2011, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 7, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments set forth in the comment letter dated July 15, 2011.

Identification of Significant Employees, page 22

1.

We note your disclosure that as of June 30, 2011 you have no full-time or part-time employees other than Mr. Londe. However, we also note the news releases on your website which indicate that you have appointed Kenneth Williams as your Chief Technology Officer and Riley Wright as Vice President of Sales and Marketing.  Please revise you filing to include the information required by Items 401(b) and (c) of Regulation S-K, as applicable.

RESPONSE: We have revised the Filing on pages 24 to 26 as follows:

“Identification of Directors and Executive Officers

The following table sets forth the names and ages of our current directors and executive officers:

Name	Age	Position with the Company	Since
Fernando Londe	45	CEO, CFO, President, Treasurer, Secretary, and Director	November 3, 2010
Riley Wight	64	Vice President of Marketing & Operations	April 20, 2011
Kenneth J. Williams	40	Chief Technology Officer	June 15, 2011

The board of directors has no nominating, audit or compensation committee at this time.

DIGAGOGO VENTURES CORP.

2011 Courtside Lane, Suite 101

Charlotte, NC 28270

Background and Business Experience

The business experience during the past five years of the persons presently listed above as an Officer or Director of the Company is as follows:

Fernando Londe - Mr. Londe is an accomplished senior information technology director with over 18 years of demonstrated career success developing and executing operational strategies to promote organizational growth and optimal utilization of emerging technologies. From 2009 to 2010, Mr. Londe served as a business consultant for various companies including Perauto and ZeroNet Informatica, both located in Italy, where he assisted companies with their information technology needs to ensure the success of any project, including identifying the best possible solutions for companies in managing and integrating information, helping them reduce costly inefficiencies, assisting them with risk and asset management and providing them with connectivity solutions.   Previously, from 2003 to 2009, Mr. Londe served as Chief Technology Officer of the Network & Carrior Division for FREE S.R.L., based in Italy, where he spearheaded development of a commercial VoIP network and helped obtain a license as a Telco Carrier with the Italian Authority. From 1999 to 2003, Mr. Londe was Chief Technology Officer for Com. Tel S.P.A. in Italy where he served as project manager of SS7/C7 Interconnection with major Telecom carriers in Italy and also assisted in obtaining a license as a Telco Carrier with the Italian Authority. Mr. Londe brings to the Company his experience as an executive leader in communications, business development, business reengineering, project management, team developing and management consulting. In light of Mr. Londe's extensive experience in information technology and licensing described above, the Company’s Board of Directors concluded that it was in the Company's best interest for him to serve as an officer and director.

Riley Wight - Mr. Wight has several years of experience in finance as a licensed mortgage broker and credit councilor.  During the past five years, Mr. Wight has been self-employed as a licensed mortgage broker, focusing on secondary financing for self-employed and credit-challenged clients.  His responsibilities as a mortgage broker include securing loans, mortgages and credit lines ranging from $10,000 to $3 million and presenting the financial capacity of individuals and businesses to prospective lenders, including chartered banks, credit unions, insurance companies and private investors.  In addition to being a mortgage broker, Mr. Wight is also licensed in Alberta as a credit councillor and currently works with Insolvency Trustees in the settlement of personal and small business debts. As a credit councillor, it is his responsibility to inform his clients of their rights under the Bankruptcy Act and to present solutions that will resolve their debts to the satisfaction of the creditor and debtor. As a credit councillor, Mr. Wight interfaces with Insolvency Trustees, credit card companies, chartered banks, mortgage holders, family and divorce lawyers and councillors, as well as accounting firms and bailiffs.  The Board of Directors believed it was in the Company’s best interests to appoint Mr. Wight as Vice President of Marketing & Operations due to his strong background and experience in the finance industry.

Kenneth J. Williams - Mr. Williams is the Company’s Chief Technology Officer who is responsible for the Company's overall technology strategy and execution.  He brings to the Company more than 10 years of experience in software development, systems architecture and technology operations.  Prior to working for the Company, Mr. Williams served as a Network (LAN) Security Specialist and Network & Security Manager for the University of Michigan, Molecular & Behavioral Neuroscience Institute since 2004.  While serving in this position, he was responsible for architecture, technology security strategy and software development.  Prior to working for the University of Michigan, Mr. Williams served as a Network Engineer for Teksystems, Inc. from 2003 to 2004, where he was responsible for network troubleshooting, security authentication and performing network security functions using checkpoints/PIX firewalls and configuring Microsoft/Solaris Servers.  The Board of Directors believed that Mr. Williams’ in-depth knowledge and experience in technology operations and software development would be a tremendous asset to the Company.

Identification of Significant Employees

As of the date of this Report, we have three full-time employees, Messrs. Londe, Wight and Williams.

On March 22, 2011, the Company entered into an Employment Agreement with Fernando Londe (the “Employment Agreement”).  Pursuant to the terms and conditions of the Employment Agreement, Mr. Londe shall serve as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director for a term of five (5) years, unless earlier terminated per the Employment Agreement. In exchange, Mr. Londe shall receive a monthly salary of $2,000 and a one-time bonus of thirty million (30,000,000) shares of the Company’s common stock.  Due to the Company’s lack of revenues, Mr. Londe is currently not being paid his monthly salary.  However, once the Company begins to earn revenues, Mr. Londe will be reimbursed for the salary that he accrued prior to such date.

As of the date of this Report, the Company has not entered into an employment agreement with either Mr. Wight or Mr. Williams.”

In connection with the Company’s responding to the comments set forth in the June 16, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the Edgar system. Thank you for your courtesies.

Very truly yours,

DIGAGOGO VENTURES CORPORATION

/s/ Fernando Londe

By: Fernando Londe

Title: President and Chief Executive Officer

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